UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

FONU2, Inc.

(Name of Issuer)

Common Stock, par value, $0.001 per share

(Title of Class of Securities)

30255C 102

(CUSIP Number)

Rogers & Hardin LLP

229 Peachtree Street, N.E.

2700 International Tower

Atlanta, GA 30303-1601

Attn: Lori A. Gelchion

(404) 420-4646

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act) or otherwise subject to the liabilities of the that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30255C 102

1.	NAMES OF REPORTING PERSONS Yusuf Hameed
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 31,206,218 (See Item 5(a) of this Amendment.)
	8.	SHARED VOTING POWER - - -
	9.	SOLE DISPOSITIVE POWER 31,206,218 (See Item 5(a) of this Amendment.)
	10.	SHARED DISPOSITIVE POWER - - -

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,206,218 (See Item 5(a) of this Amendment.)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7% (See Item 5(a) of this Amendment.)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and restates in its entirety the Schedule 13D relating to the common stock of the issuer identified below filed by the reporting person with the Securities and Exchange Commission on February 4, 2015 (the “Original Filing”).

Item 1.	Security and Issuer.

The name of the issuer is FONU2 Inc., a Nevada corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 135 Goshen Road Ext., Suite 205, Rincon, GA 31326. This Amendment relates to the Issuer’s common stock, $.001 par value (the “Common Stock”).

Item 2.	Identity and Background.

(a).	The name of the person filing this statement: Yusuf Hameed (the “Reporting Person”).

(b).	The residence address of the Reporting Person is: 223 Lyman Hall Road, Savannah, GA 31410.

(c).	The Reporting Person’s present principal occupation is physician. The name, principal business, and address of the organization in which such employment is conducted are as follows: Candler Hospital, 5353 Reynolds Avenue, Savannah, GA 31410.

(d).	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e).	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f).	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person used $874,245.40 of his personal funds as the sole consideration for the purchase of the shares of Common Stock reported in Item 5(a) of this Amendment.

Item 4.	Purpose of Transaction.

The Reporting Person acquired the shares of Common Stock based on his belief that such shares, when purchased, were undervalued and represented an attractive business opportunity. Despite the Issuer’s financial condition and results of operations, the Reporting Person believes that the Issuer has a viable business plan and the potential for profitability; however, the Reporting Person also believes that the Issuer’s Board of Directors (“Board”) lacks the experience, independence and shareholder-oriented mindset necessary to bring the Issuer to profitability and provide shareholder value. Accordingly, the Reporting Person has, from time to time, engaged in discussions with various members of the Board and management with respect to changing the composition of the Board. During the first quarter of 2015, the Reporting Person discussed with Jake Shapiro, the Chairman of the Board, the possibility of the Reporting Person being appointed to the Board. These discussions terminated in March 2015, and the Reporting Person was not appointed to the Board. In addition, in September 2015, the Reporting Person verbally requested that Mr. Shapiro and Joseph Giamichael, a then-director of the Issuer, resign from the Board, which Mr. Giamichael did on September 23, 2015.

The Reporting Person may make sales or additional purchases of Common Stock in the open market or in private transactions, depending on the Reporting Person’s evaluation of the Issuer's business, prospects and financial condition, the market for and relative value of the Common Stock, other opportunities available to the Reporting Person, general economic and market conditions, and other future developments. The Reporting Person, however, does not have any timetable or pre-arranged plan relating to any such sales or additional purchases.

Except as otherwise indicated in this Item 4, the Reporting Person does not have any present plans or proposals with respect to the Issuer that relate to, or would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Person may, at any time and from time to time, and reserves the right to, acquire additional securities of the Issuer, dispose of any such securities of the Issuer or formulate plans or proposals regarding the Issuer or its securities, to the extent deemed advisable by the Reporting Person in light of market conditions or other factors that may have the effects described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a).	As of the date of this Amendment, the Reporting Person holds 31,206,218 shares of the Common Stock, representing approximately 3.7% of the outstanding Common Stock. The calculation of the foregoing is based on 847,689,235 shares of Common Stock outstanding as of January 15, 2016, as disclosed by the Issuer in its Current Report on Form 8-K, filed on such date.

The Reporting Person also beneficially owns approximately 161,900,000 shares of common stock (the “Medient Shares”) of Medient Studios, Inc., now known as Moon River Studios, Inc. (“Medient”). As disclosed in the Issuer’s Current Report on Form 8-K filed on February 12, 2015 (the “February Current Report”), the Issuer issued 10,000,000 shares of Common Stock to Medient (the “Transaction Shares”) on February 10, 2015, pursuant to the terms of a Lease Purchase and Assignment Agreement between the Issuer and Medient, dated February 10, 2015. The Issuer filed with the Securities and Exchange Commission (the “SEC”) on July 6, 2015, a registration statement with respect to the Transaction Shares, which was last amended on November 25, 2015 (the “Registration Statement”). The February Current Reports states that, upon approval by the SEC of the Registration Statement, the Transaction Shares will be distributed to shareholders of Medient of record as of February 10, 2015 (the “Record Date”). Upon such distribution, the Reporting Person estimates he will receive approximately 552,148 shares of Common Stock, based on his beneficial ownership of 161,900,000 Medient Shares and assuming 2,932,187,169 shares of common stock of Medient outstanding as of the Record Date, which is the number of outstanding shares reported in Medient’s most recently filed Quarterly Report on Form 10-Q, filed on November 19, 2014. Medient’s filings with the SEC do not provide more recent disclosure with respect to the number of its outstanding shares of common stock. The 31,206,218 shares of Common Stock referenced in the first sentence of this Section 5(a) excludes any shares of Common Stock that the Reporting Person may receive in respect of the Medient Shares.

(b).	The Reporting Person has sole power to vote and to dispose of 31,206,218 shares of the Common Stock.

The following table sets forth the date, the amount of shares of Common Stock acquired, and the price per share paid by the Reporting Person for securities of the Issuer which acquisitions were not reported in the Original Filing. Note that the Issuer effected a 1-for-400 reverse stock split of the Common Stock on February 3, 2015.

Date of Purchase	Shares of Common Stock Acquired	Purchase Price Per Share of Common Stock Purchased	Aggregate Price	Method of Acquisition
December 22, 2014	(1)	(1)	$50,000.00	(1)
December 31, 2014	(2)	(2)	$20,000.00	(2)
February 10, 2015	(3)	(3)	$90,000.00	(3)
February 15, 2015	1,550,000	$0.03 (*)	(**)	(1)
February 15, 2015	500,000	$0.04 (*)	(**)	(2)
February 15, 2015	2,250,000	$0.04 (*)	(**)	(3)
February 20, 2015	12,550	$0.03	$355.33	Open market purchase through Keogh Plan
February 20, 2015	10,000	$0.04	$385.56	Open market purchase through Keogh Plan
February 20, 2015	10,000	$0.04	$400.56	Open market purchase through Keogh Plan

Date of Purchase	Shares of Common Stock Acquired	Purchase Price Per Share of Common Stock Purchased	Aggregate Price	Method of Acquisition
February 20, 2015	16,000	$0.03	$453.02	Open market purchase through Keogh Plan
February 20, 2015	10,000	$0.05	$470.46	Open market purchase through Keogh Plan
February 20, 2015	29,000	$0.03	$798.08	Open market purchase through Keogh Plan
February 20, 2015	25,000	$0.04	$883.95	Open market purchase through Keogh Plan
February 20, 2015	20,000	$0.05	$981.79	Open market purchase through Keogh Plan
February 20, 2015	25,000	$0.04	$1,083.95	Open market purchase through Keogh Plan
February 20, 2015	25,000	$0.04	$1,101.14	Open market purchase through Keogh Plan
February 20, 2015	25,000	$0.05	$1,151.14	Open market purchase through Keogh Plan
February 20, 2015	26,000	$0.05	$1,301.19	Open market purchase through Keogh Plan
February 20, 2015	50,000	$0.03	$1,383.95	Open market purchase through Keogh Plan
February 20, 2015	30,000	$0.05	$1,502.68	Open market purchase through Keogh Plan
February 20, 2015	50,000	$0.05	$2,252.28	Open market purchase through Keogh Plan
February 20, 2015	50,000	$0.05	$2,454.48	Open market purchase through Keogh Plan
February 20, 2015	100,000	$0.03	$2,751.99	Open market purchase through Keogh Plan
February 20, 2015	60,000	$0.05	$2,752.72	Open market purchase through Keogh Plan
February 20, 2015	71,450	$0.05	$3,510.00	Open market purchase through Keogh Plan
February 20, 2015	140,000	$0.04	$5,507.73	Open market purchase through Keogh Plan
February 20, 2015	104,000	$0.06	$5,728.95	Open market purchase through Keogh Plan
February 20, 2015	321,000	$0.03	$8,833.88	Open market purchase through Keogh Plan
February 23, 2015	2,500	$0.05	$125.24	Open market purchase through Keogh Plan
February 23, 2015	91,276	$0.05	$4,572.51	Open market purchase through Keogh Plan
February 24, 2015	24	$0.04	$0.96	Open market purchase through Keogh Plan
February 24, 2015	156,200	$0.05	$7,818.95	Open market purchase through Keogh Plan
February 25, 2015	100	$0.04	$4.00	Open market purchase through Keogh Plan
February 25, 2015	15,000	$0.04	$601.18	Open market purchase through Keogh Plan
February 25, 2015	99,000	$0.04	$3,967.77	Open market purchase through Keogh Plan
February 26, 2015	2,600	$0.05	$124.92	Open market purchase through Keogh Plan
February 26, 2015	4,000	$0.05	$192.19	Open market purchase through Keogh Plan
February 26, 2015	81,470	$0.05	$3,914.34	Open market purchase through Keogh Plan
February 26, 2015	105,000	$0.05	$5,044.86	Open market purchase through Keogh Plan
February 27, 2015	346	$0.05	$16.97	Open market purchase through Keogh Plan
February 27, 2015	953	$0.05	$47.22	Open market purchase through Keogh Plan
February 27, 2015	9,047	$0.05	$448.30	Open market purchase through Keogh Plan
February 27, 2015	10,000	$0.05	$485.45	Open market purchase through Keogh Plan
February 27, 2015	10,000	$0.05	$495.53	Open market purchase through Keogh Plan
February 27, 2015	14,654	$0.05	$718.70	Open market purchase through Keogh Plan
February 27, 2015	25,000	$0.05	$1,200.67	Open market purchase through Keogh Plan
February 27, 2015	25,000	$0.05	$1,226.12	Open market purchase through Keogh Plan
February 27, 2015	132,830	$0.05	$6,379.41	Open market purchase through Keogh Plan
February 27, 2015	150,000	$0.05	$7,356.71	Open market purchase through Keogh Plan

Date of Purchase	Shares of Common Stock Acquired	Purchase Price Per Share of Common Stock Purchased	Aggregate Price	Method of Acquisition
February 27, 2015	150,000	$0.05	$7,432.90	Open market purchase through Keogh Plan
February 27, 2015	175,000	$0.05	$8,404.71	Open market purchase through Keogh Plan
March 2, 2015	97,000	$0.05	$4,614.18	Open market purchase through Keogh Plan
March 2, 2015	11,000	$0.05	$517.76	Open market purchase through Keogh Plan
March 2, 2015	22,000	$0.05	$991.51	Open market purchase through Keogh Plan
March 2, 2015	49,000	$0.05	$2,329.82	Open market purchase through Keogh Plan
March 2, 2015	20,000	$0.05	$900.95	Open market purchase through Keogh Plan
March 2, 2015	120,000	$0.04	$4,805.68	Open market purchase through Keogh Plan
March 2, 2015	11,000	$0.04	$426.95	Open market purchase through Keogh Plan
March 2, 2015	400,000	$0.04	$16,008.95	Open market purchase through Keogh Plan
March 3, 2015	49,465	$0.04	$1,987.45	Open market purchase through Keogh Plan
March 3, 2015	535	$0.04	$21.50	Open market purchase through Keogh Plan
March 5, 2015	2,400	$0.04	$104.95	Open market purchase through Keogh Plan
March 5, 2015	6,250	$0.04	$220.23	Open market purchase through Keogh Plan
March 5, 2015	16,595	$0.04	$584.73	Open market purchase through Keogh Plan
March 5, 2015	15,193	$0.04	$535.33	Open market purchase through Keogh Plan
March 6, 2015	236,562	$0.04	$9,466.93	Open market purchase through Keogh Plan
March 6, 2015	220,000	$0.04	$8,804.14	Open market purchase through Keogh Plan
March 6, 2015	19,000	$0.04	$760.36	Open market purchase through Keogh Plan
March 9, 2015	100,000	$0.04	$3,702.18	Open market purchase through Keogh Plan
March 9, 2015	300,000	$0.04	$11,106.55	Open market purchase through Keogh Plan
March 9, 2015	10,000	$0.04	$370.22	Open market purchase through Keogh Plan
March 9, 2015	52,642	$0.04	$1,851.42	Open market purchase through Keogh Plan
March 9, 2015	34,000	$0.03	$1,130.95	Open market purchase through Keogh Plan
March 10, 2015	5,000	$0.04	$175.34	Open market purchase through Keogh Plan
March 10, 2015	125,000	$0.04	$4,383.61	Open market purchase through Keogh Plan
March 11, 2015	74,770	$0.04	$2,618.36	Open market purchase through Keogh Plan
March 11, 2015	400,000	$0.03	$12,407.54	Open market purchase through Keogh Plan
March 12, 2015	50,000	$0.06	$3,008.95	Open market purchase through Keogh Plan
March 12, 2015	82,085	$0.06	$4,932.45	Open market purchase through Keogh Plan
March 12, 2015	17,915	$0.06	$1,004.84	Open market purchase through Keogh Plan
March 12, 2015	27,500	$0.06	$1,652.46	Open market purchase through Keogh Plan
March 12, 2015	62,500	$0.06	$3,755.59	Open market purchase through Keogh Plan
March 12, 2015	10,000	$0.06	$590.90	Open market purchase through Keogh Plan
March 12, 2015	50,000	$0.06	$2,958.95	Open market purchase through Keogh Plan
March 12, 2015	54,387	$0.06	$3,213.69	Open market purchase through Keogh Plan
March 12, 2015	35,613	$0.06	$1,961.91	Open market purchase through Keogh Plan
March 12, 2015	10,000	$0.05	$540.90	Open market purchase through Keogh Plan
March 12, 2015	23,593	$0.05	$1,275.60	Open market purchase through Keogh Plan
March 12, 2015	52,995	$0.05	$2,653.33	Open market purchase through Keogh Plan

Date of Purchase	Shares of Common Stock Acquired	Purchase Price Per Share of Common Stock Purchased	Aggregate Price	Method of Acquisition
March 12, 2015	8,000	$0.05	$396.54	Open market purchase through Keogh Plan
March 12, 2015	30,000	$0.05	$1,442.03	Open market purchase through Keogh Plan
March 12, 2015	18,000	$0.05	$847.22	Open market purchase through Keogh Plan
March 12, 2015	90,000	$0.05	$4,238.05	Open market purchase through Keogh Plan
March 12, 2015	10,000	$0.05	$460.90	Open market purchase through Keogh Plan
March 13, 2015	25,000	$0.05	$1,371.45	Open market purchase through Defined Benefit Plan
March 13, 2015	73,500	$0.06	$4,412.62	Open market purchase through Defined Benefit Plan
March 13, 2015	26,500	$0.06	$1,590.95	Open market purchase through Defined Benefit Plan
March 13, 2015	50,000	$0.06	$2,758.95	Open market purchase through Keogh Plan
March 13, 2015	100,000	$0.06	$5,508.95	Open market purchase through Keogh Plan
March 16, 2015	47,200	$0.06	$2,811.78	Open market purchase through Defined Benefit Plan
March 16, 2015	40,000	$0.06	$2,322.86	Open market purchase through Defined Benefit Plan
March 16, 2015	37,800	$0.06	$2,081.71	Open market purchase through Defined Benefit Plan
March 16, 2015	50,000	$0.06	$2,758.95	Open market purchase through Keogh Plan
March 16, 2015	21,000	$0.06	$1,346.51	Open market purchase through Keogh Plan
March 16, 2015	54,000	$0.06	$3,246.44	Open market purchase through Keogh Plan
March 16, 2015	5,000	$0.06	$320.45	Open market purchase through Keogh Plan
March 16, 2015	95,000	$0.06	$5,708.50	Open market purchase through Keogh Plan
March 16, 2015	50,000	$0.06	$3,004.47	Open market purchase through Keogh Plan
March 16, 2015	50,000	$0.06	$2,904.48	Open market purchase through Keogh Plan
March 17, 2015	50,000	$0.05	$2,679.47	Open market purchase through Keogh Plan
March 17, 2015	50,000	$0.05	$2,504.48	Open market purchase through Keogh Plan
March 17, 2015	55,000	$0.06	$3,028.93	Open market purchase through Keogh Plan
March 17, 2015	35,000	$0.05	$1,857.51	Open market purchase through Keogh Plan
March 17, 2015	10,000	$0.05	$529.72	Open market purchase through Keogh Plan
March 17, 2015	25,000	$0.05	$1,301.79	Open market purchase through Keogh Plan
March 17, 2015	50,000	$0.05	$2,655.97	Open market purchase through Keogh Plan
March 17, 2015	25,000	$0.05	$1,252.98	Open market purchase through Keogh Plan
March 17, 2015	10,000	$0.05	$501.19	Open market purchase through Keogh Plan
March 17, 2015	50,000	$0.05	$2,455.97	Open market purchase through Keogh Plan
March 17, 2015	15,000	$0.05	$676.79	Open market purchase through Keogh Plan
March 17, 2015	32,800	$0.05	$1,613.07	Open market purchase through Keogh Plan
March 17, 2015	17,200	$0.05	$777.08	Open market purchase through Keogh Plan
March 17, 2015	35,000	$0.06	$2,034.18	Open market purchase through Keogh Plan
March 17, 2015	40,000	$0.05	$2,004.77	Open market purchase through Keogh Plan
March 17, 2015	20,000	$0.06	$1,161.43	Open market purchase through Keogh Plan
March 17, 2015	70,000	$0.06	$3,855.01	Open market purchase through Keogh Plan

Date of Purchase	Shares of Common Stock Acquired	Purchase Price Per Share of Common Stock Purchased	Aggregate Price	Method of Acquisition
March 17, 2015	35,000	$0.05	$1,752.51	Open market purchase through Keogh Plan
March 18, 2015	20,000	$0.05	$945.97	Open market purchase through Defined Benefit Plan
March 18, 2015	10,000	$0.05	$452.98	Open market purchase through Defined Benefit Plan
March 18, 2015	45,000	$0.04	$1,805.75	Open market purchase through Keogh Plan
March 18, 2015	25,000	$0.04	$1,003.20	Open market purchase through Keogh Plan
March 18, 2015	90,000	$0.05	$4,238.05	Open market purchase through Keogh Plan
March 18, 2015	10,000	$0.05	$450.90	Open market purchase through Keogh Plan
March 18, 2015	75,000	$0.05	$3,531.71	Open market purchase through Keogh Plan
March 18, 2015	10,000	$0.04	$430.90	Open market purchase through Keogh Plan
March 18, 2015	15,000	$0.05	$676.34	Open market purchase through Keogh Plan
March 20, 2015	100,000	$0.03	$3,403.58	Open market purchase through Defined Benefit Plan
March 20, 2015	50,000	$0.03	$1,701.79	Open market purchase through Defined Benefit Plan
March 20, 2015	100,000	$0.03	$3,403.58	Open market purchase through Defined Benefit Plan
March 23, 2015	21,000	$0.04	$820.87	Open market purchase through Defined Benefit Plan
March 23, 2015	50,000	$0.04	$1,904.48	Open market purchase through Defined Benefit Plan
March 23, 2015	29,000	$0.04	$1,075.60	Open market purchase through Defined Benefit Plan
March 23, 2015	21,000	$0.04	$778.57	Open market purchase through Defined Benefit Plan
March 23, 2015	50,000	$0.04	$1,803.73	Open market purchase through Defined Benefit Plan
March 23, 2015	49,000	$0.04	$1,718.65	Open market purchase through Defined Benefit Plan
March 23, 2015	42,100	$0.04	$1,477.26	Open market purchase through Defined Benefit Plan
March 23, 2015	47,900	$0.03	$1,584.99	Open market purchase through Defined Benefit Plan
March 23, 2015	10,000	$0.03	$300.90	Open market purchase through Defined Benefit Plan
March 23, 2015	50,000	$0.04	$1,758.95	Open market purchase through Defined Benefit Plan
March 23, 2015	50,000	$0.05	$2,258.95	Open market purchase through Defined Benefit Plan
March 23, 2015	20,800	$0.05	$939.72	Open market purchase through Defined Benefit Plan
March 23, 2015	29,200	$0.04	$1,231.63	Open market purchase through Defined Benefit Plan
March 23, 2015	38,300	$0.04	$1,535.43	Open market purchase through Defined Benefit Plan
March 23, 2015	10,000	$0.04	$365.90	Open market purchase through Defined Benefit Plan
March 23, 2015	35,000	$0.04	$1,228.13	Open market purchase through Defined Benefit Plan

Date of Purchase	Shares of Common Stock Acquired	Purchase Price Per Share of Common Stock Purchased	Aggregate Price	Method of Acquisition
March 23, 2015	16,700	$0.03	$552.59	Open market purchase through Defined Benefit Plan
March 24, 2015	50,000	$0.04	$1,808.95	Open market purchase through Defined Benefit Plan
March 24, 2015	71,000	$0.04	$2,775.35	Open market purchase through Defined Benefit Plan
March 24, 2015	29,000	$0.04	$1,046.60	Open market purchase through Defined Benefit Plan
March 24, 2015	20,000	$0.04	$725.97	Open market purchase through Defined Benefit Plan
March 24, 2015	10,000	$0.04	$361.98	Open market purchase through Defined Benefit Plan
March 24, 2015	40,000	$0.04	$1,407.16	Open market purchase through Defined Benefit Plan
March 24, 2015	10,000	$0.03	$341.79	Open market purchase through Defined Benefit Plan
March 24, 2015	20,000	$0.04	$708.95	Open market purchase through Defined Benefit Plan
March 24, 2015	100,000	$0.04	$3,508.95	Open market purchase through Defined Benefit Plan
March 24, 2015	50,000	$0.04	$1,988.95	Open market purchase through Defined Benefit Plan
March 25, 2015	30,000	$0.04	$1,086.71	Open market purchase through Defined Benefit Plan
March 25, 2015	10,000	$0.03	$347.24	Open market purchase through Defined Benefit Plan
March 25, 2015	40,000	$0.03	$1,248.95	Open market purchase through Defined Benefit Plan
March 25, 2015	25,000	$0.04	$915.48	Open market purchase through Defined Benefit Plan
March 25, 2015	45,000	$0.04	$1,643.37	Open market purchase through Defined Benefit Plan
March 25, 2015	5,000	$0.04	$175.60	Open market purchase through Defined Benefit Plan
March 25, 2015	45,000	$0.04	$1,580.37	Open market purchase through Defined Benefit Plan
March 25, 2015	30,000	$0.04	$1,053.58	Open market purchase through Defined Benefit Plan
March 25, 2015	10,000	$0.04	$350.90	Open market purchase through Defined Benefit Plan
March 25, 2015	78,407	$0.04	$3,104.09	Open market purchase through Defined Benefit Plan
March 25, 2015	11,593	$0.03	$348.83	Open market purchase through Defined Benefit Plan
March 25, 2015	100,000	$0.03	$3,408.95	Open market purchase through Defined Benefit Plan
March 25, 2015	80,000	$0.04	$2,965.97	Open market purchase through Defined Benefit Plan
March 25, 2015	40,000	$0.04	$1,482.98	Open market purchase through Defined Benefit Plan
March 25, 2015	30,000	$0.03	$998.95	Open market purchase through Defined Benefit Plan

Date of Purchase	Shares of Common Stock Acquired	Purchase Price Per Share of Common Stock Purchased	Aggregate Price	Method of Acquisition
March 27, 2015	35,000	$0.03	$1,210.98	Open market purchase through Defined Benefit Plan
March 27, 2015	40,000	$0.03	$1,363.98	Open market purchase through Defined Benefit Plan
March 27, 2015	15,000	$0.03	$481.49	Open market purchase through Defined Benefit Plan
March 27, 2015	50,000	$0.03	$1,708.95	Open market purchase through Defined Benefit Plan
March 27, 2015	50,000	$0.03	$1,704.47	Open market purchase through Defined Benefit Plan
March 27, 2015	50,000	$0.03	$1,654.48	Open market purchase through Defined Benefit Plan
March 27, 2015	23,500	$0.03	$800.75	Open market purchase through Defined Benefit Plan
March 27, 2015	96,500	$0.03	$2,805.70	Open market purchase through Defined Benefit Plan
March 27, 2015	49,400	$0.03	$1,684.02	Open market purchase through Defined Benefit Plan
March 27, 2015	50,000	$0.03	$1,704.48	Open market purchase through Defined Benefit Plan
March 27, 2015	25,000	$0.04	$941.97	Open market purchase through Defined Benefit Plan
March 27, 2015	25,000	$0.04	$929.48	Open market purchase through Defined Benefit Plan
March 27, 2015	600	$0.03	$20.45	Open market purchase through Defined Benefit Plan
March 27, 2015	49,400	$0.04	$1,782.82	Open market purchase through Defined Benefit Plan
March 27, 2015	25,000	$0.04	$889.74	Open market purchase through Defined Benefit Plan
March 27, 2015	25,600	$0.04	$908.53	Open market purchase through Defined Benefit Plan
March 30, 2015	47,000	$0.03	$1,487.51	Open market purchase through Defined Benefit Plan
March 30, 2015	13,000	$0.03	$411.44	Open market purchase through Defined Benefit Plan
March 30, 2015	37,000	$0.03	$1,168.81	Open market purchase through Defined Benefit Plan
March 30, 2015	50,000	$0.03	$1,504.48	Open market purchase through Defined Benefit Plan
March 30, 2015	13,000	$0.03	$378.16	Open market purchase through Defined Benefit Plan
March 31, 2015	41,000	$0.03	$1,314.45	Open market purchase through Defined Benefit Plan
March 31, 2015	19,000	$0.03	$605.33	Open market purchase through Defined Benefit Plan
March 31, 2015	50,000	$0.03	$1,592.98	Open market purchase through Defined Benefit Plan
March 31, 2015	40,000	$0.03	$1,262.39	Open market purchase through Defined Benefit Plan
March 31, 2015	150,000	$0.03	$4,658.95	Open market purchase through Defined Benefit Plan

Date of Purchase	Shares of Common Stock Acquired	Purchase Price Per Share of Common Stock Purchased	Aggregate Price	Method of Acquisition
March 31, 2015	118,750	$0.03	$3,689.75	Open market purchase through Defined Benefit Plan
March 31, 2015	6,250	$0.03	$194.20	Open market purchase through Defined Benefit Plan
March 31, 2015	12,918	$0.03	$412.33	Open market purchase through Defined Benefit Plan
March 31, 2015	62,082	$0.03	$1,869.87	Open market purchase through Defined Benefit Plan
March 31, 2015	50,000	$0.03	$1,558.95	Open market purchase through Defined Benefit Plan
March 31, 2015	43,770	$0.03	$1,448.32	Open market purchase through Defined Benefit Plan
March 31, 2015	40,000	$0.03	$1,283.58	Open market purchase through Defined Benefit Plan
March 31, 2015	10,000	$0.03	$310.90	Open market purchase through Defined Benefit Plan
March 31, 2015	6,230	$0.03	$193.69	Open market purchase through Defined Benefit Plan
March 31, 2015	45,612	$0.03	$1,418.05	Open market purchase through Defined Benefit Plan
March 31, 2015	54,388	$0.03	$1,636.51	Open market purchase through Defined Benefit Plan
March 31, 2015	190,000	$0.03	$5,518.50	Open market purchase through Defined Benefit Plan
March 31, 2015	15,000	$0.03	$466.34	Open market purchase through Defined Benefit Plan
March 31, 2015	30,000	$0.03	$932.69	Open market purchase through Defined Benefit Plan
March 31, 2015	15,000	$0.03	$451.34	Open market purchase through Defined Benefit Plan
March 31, 2015	40,000	$0.03	$1,203.58	Open market purchase through Defined Benefit Plan
March 31, 2015	10,000	$0.03	$290.45	Open market purchase through Defined Benefit Plan
April 1, 2015	36,858	$0.03	$1,181.10	Open market purchase through Defined Benefit Plan
April 1, 2015	43,142	$0.03	$1,360.90	Open market purchase through Defined Benefit Plan
April 1, 2015	50,000	$0.03	$1,577.24	Open market purchase through Defined Benefit Plan
April 1, 2015	20,000	$0.03	$618.90	Open market purchase through Defined Benefit Plan
April 1, 2015	20,000	$0.03	$618.90	Open market purchase through Defined Benefit Plan
April 1, 2015	30,000	$0.03	$931.34	Open market purchase through Defined Benefit Plan
April 2, 2015	20,000	$0.03	$621.63	Open market purchase through Defined Benefit Plan
April 2, 2015	90,000	$0.03	$2,707.32	Open market purchase through Defined Benefit Plan
April 7, 2015	50,000	$0.04	$1,908.95	Open market purchase through Defined Benefit Plan

Date of Purchase	Shares of Common Stock Acquired	Purchase Price Per Share of Common Stock Purchased	Aggregate Price	Method of Acquisition
April 7, 2015	33,500	$0.04	$1,310.88	Open market purchase through Defined Benefit Plan
April 7, 2015	35,000	$0.04	$1,334.57	Open market purchase through Defined Benefit Plan
April 7, 2015	90,000	$0.03	$2,978.05	Open market purchase through Defined Benefit Plan
April 7, 2015	10,000	$0.03	$284.90	Open market purchase through Defined Benefit Plan
April 7, 2015	50,000	$0.03	$1,401.65	Open market purchase through Defined Benefit Plan
April 7, 2015	221,500	$0.03	$6,209.30	Open market purchase through Defined Benefit Plan
April 9, 2015	28,200	$0.05	$1,274.61	Open market purchase through Defined Benefit Plan
April 9, 2015	16,800	$0.04	$742.54	Open market purchase through Defined Benefit Plan
April 10, 2015	46,576	$0.05	$2,097.96	Open market purchase through Defined Benefit Plan
April 10, 2015	82,536	$0.05	$3,717.72	Open market purchase through Defined Benefit Plan
April 10, 2015	75,888	$0.04	$3,266.49	Open market purchase through Defined Benefit Plan
April 13, 2015	100,000	$0.04	$3,505.97	Open market purchase through Defined Benefit Plan
April 13, 2015	50,000	$0.03	$1,747.98	Open market purchase through Defined Benefit Plan
April 13, 2015	96,500	$0.03	$3,285.31	Open market purchase through Defined Benefit Plan
April 13, 2015	50,000	$0.03	$1,702.24	Open market purchase through Defined Benefit Plan
April 13, 2015	10,000	$0.03	$339.45	Open market purchase through Defined Benefit Plan
April 13, 2015	43,500	$0.03	$1,437.45	Open market purchase through Defined Benefit Plan
April 15, 2015	250,000	$0.03	$6,383.95	Open market purchase through Defined Benefit Plan
April 15, 2015	250,000	$0.03	$7,007.46	Open market purchase through Defined Benefit Plan
April 15, 2015	50,000	$0.03	$1,401.49	Open market purchase through Defined Benefit Plan
April 15, 2015	100,000	$0.03	$2,708.95	Open market purchase through Defined Benefit Plan
April 15, 2015	15,000	$0.03	$407.68	Open market purchase through Defined Benefit Plan
April 15, 2015	35,000	$0.03	$951.27	Open market purchase through Defined Benefit Plan
April 16, 2015	80,000	$0.03	$2,247.96	Open market purchase through Defined Benefit Plan
April 16, 2015	10,000	$0.03	$280.99	Open market purchase through Defined Benefit Plan
April 16, 2015	500,100	$0.02	$12,011.35	Open market purchase through Defined Benefit Plan

Date of Purchase	Shares of Common Stock Acquired	Purchase Price Per Share of Common Stock Purchased	Aggregate Price	Method of Acquisition
April 16, 2015	508,650	$0.02	$11,703.50	Open market purchase through Defined Benefit Plan
April 16, 2015	491,250	$0.02	$11,303.15	Open market purchase through Defined Benefit Plan
April 20, 2015	281,337	$0.02	$5,633.03	Open market purchase through Defined Benefit Plan
April 20, 2015	102,663	$0.02	$2,055.56	Open market purchase through Defined Benefit Plan
April 20, 2015	16,000	$0.02	$320.36	Open market purchase through Defined Benefit Plan
June 1, 2015	999,999	$0.01	$12,008.94	Open market purchase through Defined Benefit Plan
June 1, 2015	999,999	$0.01	$11,008.94	Open market purchase through Defined Benefit Plan
June 1, 2015	999,999	$0.01	$11,008.94	Open market purchase through Defined Benefit Plan
June 10, 2015	99,899	$0.01	$1,404.18	Open market purchase through Defined Benefit Plan
June 10, 2015	60,104	$0.01	$844.82	Open market purchase through Defined Benefit Plan
June 12, 2015	100,000	$0.02	$1,608.95	Open market purchase through Defined Benefit Plan
June 12, 2015	300,000	$0.02	$4,508.95	Open market purchase through Defined Benefit Plan
June 12, 2015	111,475	$0.02	$1,675.46	Open market purchase through Defined Benefit Plan
June 12, 2015	55,100	$0.01	$800.59	Open market purchase through Defined Benefit Plan
June 12, 2015	10,000	$0.01	$132.30	Open market purchase through Defined Benefit Plan
June 12, 2015	47,425	$0.01	$689.07	Open market purchase through Defined Benefit Plan
June 12, 2015	76,000	$0.01	$1,096.67	Open market purchase through Defined Benefit Plan
June 12, 2015	100,000	$0.02	$1,502.98	Open market purchase through Defined Benefit Plan
June 12, 2015	200,000	$0.01	$2,805.97	Open market purchase through Defined Benefit Plan
June 12, 2015	200,000	$0.01	$2,605.27	Open market purchase through Defined Benefit Plan
June 12, 2015	8,300	$0.01	$107.29	Open market purchase through Defined Benefit Plan
June 12, 2015	48,000	$0.01	$577.26	Open market purchase through Defined Benefit Plan
June 12, 2015	10,000	$0.01	$118.26	Open market purchase through Defined Benefit Plan
June 12, 2015	64,000	$0.01	$763.28	Open market purchase through Defined Benefit Plan
June 12, 2015	10,000	$0.01	$110.26	Open market purchase through Defined Benefit Plan
June 12, 2015	10,000	$0.01	$94.95	Open market purchase through Defined Benefit Plan

Date of Purchase	Shares of Common Stock Acquired	Purchase Price Per Share of Common Stock Purchased	Aggregate Price	Method of Acquisition
June 16, 2015	100,000	$0.01	$1,398.95	Open market purchase through Defined Benefit Plan
June 22, 2015	60,000	$0.02	$1,082.68	Open market purchase through Defined Benefit Plan
June 22, 2015	130,000	$0.02	$2,345.82	Open market purchase through Defined Benefit Plan
June 22, 2015	10,000	$0.02	$154.45	Open market purchase through Defined Benefit Plan
June 22, 2015	31,500	$0.02	$473.68	Open market purchase through Defined Benefit Plan
June 22, 2015	17,106	$0.02	$257.23	Open market purchase through Defined Benefit Plan
June 22, 2015	100,000	$0.02	$1,503.75	Open market purchase through Defined Benefit Plan
June 22, 2015	90,000	$0.01	$1,227.38	Open market purchase through Defined Benefit Plan
June 23, 2015	100,000	$0.02	$2,008.95	Open market purchase through Defined Benefit Plan
June 23, 2015	57,200	$0.02	$1,120.51	Open market purchase through Defined Benefit Plan
June 23, 2015	10,000	$0.02	$195.90	Open market purchase through Defined Benefit Plan
June 23, 2015	22,800	$0.02	$439.80	Open market purchase through Defined Benefit Plan
June 23, 2015	10,000	$0.02	$190.90	Open market purchase through Defined Benefit Plan
June 24, 2015	60,000	$0.02	$1,202.54	Open market purchase through Defined Benefit Plan
June 24, 2015	151,094	$0.02	$2,877.20	Open market purchase through Defined Benefit Plan
June 24, 2015	150,000	$0.02	$2,708.95	Open market purchase through Defined Benefit Plan
June 30, 2015	95,000	$0.02	$1,905.67	Open market purchase through Defined Benefit Plan
June 30, 2015	5,000	$0.02	$99.80	Open market purchase through Defined Benefit Plan
June 30, 2015	30,000	$0.02	$529.79	Open market purchase through Defined Benefit Plan
June 30, 2015	20,000	$0.02	$355.19	Open market purchase through Defined Benefit Plan
July 6, 2015	70,800	$0.02	$1,634.74	Open market purchase through Defined Benefit Plan
July 6, 2015	29,200	$0.02	$645.01	Open market purchase through Defined Benefit Plan
July 6, 2015	70,800	$0.02	$1,561.82	Open market purchase through Defined Benefit Plan
July 6, 2015	79,200	$0.02	$1,667.93	Open market purchase through Defined Benefit Plan
July 6, 2015	43,298	$0.02	$874.91	Open market purchase through Defined Benefit Plan
July 7, 2015	16,400	$0.03	$410.97	Open market purchase through Defined Benefit Plan

Date of Purchase	Shares of Common Stock Acquired	Purchase Price Per Share of Common Stock Purchased	Aggregate Price	Method of Acquisition
July 7, 2015	23,600	$0.02	$589.05	Open market purchase through Defined Benefit Plan
July 7, 2015	10,000	$0.02	$239.60	Open market purchase through Defined Benefit Plan
July 7, 2015	100,000	$0.02	$2,405.97	Open market purchase through Defined Benefit Plan
July 7, 2015	58,900	$0.02	$1,359.97	Open market purchase through Defined Benefit Plan
July 7, 2015	41,100	$0.02	$990.08	Open market purchase through Defined Benefit Plan
July 9, 2015	200,000	$0.03	$5,408.95	Open market purchase through Defined Benefit Plan
July 9, 2015	200,000	$0.03	$5,408.95	Open market purchase through Defined Benefit Plan
July 21, 2015	10,000	$0.03	$271.41	Open market purchase through Defined Benefit Plan
July 21, 2015	20,000	$0.03	$542.82	Open market purchase through Defined Benefit Plan
July 21, 2015	10,000	$0.03	$271.41	Open market purchase through Defined Benefit Plan
July 21, 2015	10,000	$0.03	$271.41	Open market purchase through Defined Benefit Plan
July 21, 2015	13,500	$0.03	$365.05	Open market purchase through Defined Benefit Plan
July 22, 2015	100,000	$0.03	$2,808.95	Open market purchase through Defined Benefit Plan
August 6, 2015	150,000	$0.03	$4,493.95	Open market purchase through Defined Benefit Plan
August 10, 2015	143,202	$0.03	$4,018.61	Open market purchase through Defined Benefit Plan
August 11, 2015	250,000	$0.03	$7,382.46	Open market purchase through Defined Benefit Plan
August 11, 2015	50,000	$0.03	$1,476.49	Open market purchase through Defined Benefit Plan
August 18, 2015	54,850	$0.03	$1,376.15	Open market purchase through Defined Benefit Plan
August 18, 2015	10,000	$0.03	$250.90	Open market purchase through Defined Benefit Plan
August 18, 2015	35,150	$0.03	$881.90	Open market purchase through Defined Benefit Plan
August 28, 2015	824,999	$0.01	$8,257.37	Open market purchase through Defined Benefit Plan
August 28, 2015	175,000	$0.01	$1,751.57	Open market purchase through Defined Benefit Plan
September 1, 2015	350,000	$0.01	$2,281.59	Open market purchase through Defined Benefit Plan
September 1, 2015	125,000	$0.01	$814.86	Open market purchase through Defined Benefit Plan
September 3, 2015	20,000	$0.01	$120.25	Open market purchase through Defined Benefit Plan
September 3, 2015	700,000	$0.01	$4,208.70	Open market purchase through Defined Benefit Plan

Date of Purchase	Shares of Common Stock Acquired	Purchase Price Per Share of Common Stock Purchased	Aggregate Price	Method of Acquisition
September 3, 2015	236,666	$0.01	$1,777.12	Open market purchase through Defined Benefit Plan
September 3, 2015	45,000	$0.01	$337.90	Open market purchase through Defined Benefit Plan
September 3, 2015	14,000	$0.01	$105.13	Open market purchase through Defined Benefit Plan
September 3, 2015	704,333	$0.01	$5,288.80	Open market purchase through Defined Benefit Plan
September 3, 2015	566,199	$0.01	$4,535.23	Open market purchase through Defined Benefit Plan
September 3, 2015	331,800	$0.01	$2,624.53	Open market purchase through Defined Benefit Plan
September 3, 2015	10,000	$0.01	$56.88	Open market purchase through Defined Benefit Plan
September 3, 2015	92,000	$0.01	$541.67	Open market purchase through Defined Benefit Plan

*	Represents the effective per share based upon the ultimate settlement of the convertible redeemable notes described below.

**	No additional consideration by the Reporting Person was paid in connection with the conversion and settlement on February 15, 2015, of the applicable convertible redeemable notes described below.

1	On December 22, 2014, the Reporting Person loaned to the Issuer $50,000 in exchange for an 8% Convertible Redeemable Note due December 22, 2015. The note was convertible at the option of the Reporting Person commencing on June 22, 2015 and would automatically convert upon the earlier of (i) a reverse stock split being effective or (ii) an increase in the number of authorized shares, at the lower of 70% of the 30-day volume weighted average of the Common Stock or $0.0003 per share (on a pre-reverse split basis). On February 14, 2015, the Issuer and the Reporting Person agreed to settle the note for 1,550,000 shares of Common Stock.

2	On December 31, 2014, the Reporting Person loaned to the Issuer $20,000 in exchange for an 8% Convertible Redeemable Note with a $20,000 principal amount due on December 31, 2015. The note was convertible at the option of the Reporting Person commencing on June 22, 2015 at a conversion price of $0.001 per share (on a pre-reverse split basis), and would automatically convert upon (i) the earlier of a reverse stock split or (ii) an increase in the number of authorized shares. On February 14, 2015, the Issuer and the Reporting Person agreed to settle the note for 500,000 shares of Common Stock.

3	On February 10, 2015, the Issuer assumed an 8% Convertible Redeemable Note issued by Medient in favor of the Reporting Person, with a $90,000 principal amount due on September 5, 2015. The note was originally issued to the Reporting Person in exchange for a $90,000 loan made by the Reporting Person to Medient in September 2014. The note was originally convertible into shares of Mediant’s common stock 30 days after the issuance at a price the lower of the 30-day volume weighted average subsequent to the reverse stock split or $0.000175 per share. On February 14, 2015, the Issuer and the Reporting Person agreed to settle the note for 2,250,000 shares of Common Stock.

(d).	No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e).	As of the date of this Amendment, the Reporting Person beneficially owns less than 5% of the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements understandings or relationships between the Reporting Person and any other person with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

There are no materials to be filed by the Reporting Person as exhibits to this Amendment.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 19, 2016
(Date)

/s/ Yusuf Hameed
(Signature)

Yusuf Hameed
(Name)